Exhibit 4.5

EXECUTION COPY
          THIRD SUPPLEMENTAL INDENTURE, dated as of January 19, 2007, to the Indenture dated as of September 2, 1997 (as amended and supplemented to the date hereof, the “Indenture”), by and between EOP Operating Limited Partnership, a Delaware limited partnership (the “Issuer”), and U.S. Bank National Association, as trustee (the “Trustee”).
W I T N E S S E T H:
          WHEREAS, the Issuer and the Trustee have heretofore executed and delivered the Indenture, and the Issuer has issued pursuant to the Indenture, among other securities, the following outstanding securities: 6.763% Notes due 2007 (the “6.763% Notes”) and 7.25% Notes due 2028 (the “7.25% 2028 Notes” and, together with the 6.763% Notes, the “Notes”);
          WHEREAS, Section 902 of the Indenture provides that the Issuer and the Trustee may, with the consent of the Holders of not less than a majority in principal amount of the outstanding Notes affected by such supplemental indenture, enter into a supplemental indenture for the purpose of amending certain provisions of (i) the Indenture and (ii) the Notes;
          WHEREAS, in connection with the mergers, including the merger of Equity Office Properties Trust, a Maryland real estate investment trust (“EOPT”), with Blackhawk Acquisition Trust, a Maryland real estate investment trust, with Blackhawk Acquisition Trust continuing as the surviving real estate investment trust (the “EOPT Merger”), contemplated by the Agreement and Plan of Merger dated as of November 19, 2006, as amended to the date hereof, among EOPT, the Issuer, Blackhawk Parent LLC, a Delaware limited liability company, Blackhawk Acquisition Trust and Blackhawk Acquisition, L.P., a Delaware limited partnership, the Issuer has offered to purchase for cash any and all of the outstanding Notes upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement, dated as of December 26, 2006 (as the same may be amended or supplemented from time to time, the “Statement”), and in the related Consent and Letter of Transmittal, dated as of December 26, 2006 (as the same may be amended or supplemented from time to time, the “Consent and Letter of Transmittal” and, together with the Statement, with respect to the Notes, the “Offers”), from each Holder of the Notes;
          WHEREAS, in connection with the Offers, the Issuer has sought consents from Holders of the Notes to certain amendments to the Notes as set forth in Article Two of this Third Supplemental Indenture (the “Amendments”), as well as certain other amendments to the Notes and the Indenture that are not the subject of this Third Supplemental Indenture;
          WHEREAS, the Issuer has received the consents from Holders of not less than a majority of the outstanding aggregate principal amount of the Notes to effect the Amendments;
          WHEREAS, the Issuer has been authorized by resolution to enter into this Third Supplemental Indenture; and
          WHEREAS, all other acts and proceedings required by law and by the Indenture to make this Third Supplemental Indenture a valid and binding agreement for the purposes expressed herein, in accordance with its terms, have been duly done and performed;

          NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration the receipt of which is hereby acknowledged, the Issuer and the Trustee hereby agree as follows:
ARTICLE ONE
          SECTION 1.01. Definitions.
          Capitalized terms used in this Third Supplemental Indenture and not otherwise defined herein shall have the meanings assigned to such terms in the Indenture.
ARTICLE TWO
          SECTION 2.01. Elimination of Certain Provisions in the Notes.
          Each Note is deemed amended by the insertion of the following text on the reverse of the Note:
     “Notwithstanding anything to the contrary contained herein, the terms of the Indenture and this Note have been amended and the following provisions of this Note are no longer applicable: Any obligation to provide information specified in Rule 144A(d)(4) under the Securities Act of 1933, as amended, to any holder of this Note or any prospective purchaser has been eliminated.”
ARTICLE THREE
          SECTION 3.01. Effectiveness of Third Supplemental Indenture; Operation of Amendments to Indenture and Notes.
          This Third Supplemental Indenture shall be effective upon its execution by the parties hereto. The Amendments set forth in Article Two hereof will only become operative concurrently with the consummation of the EOPT Merger, provided that all validly tendered Notes are accepted for purchase pursuant to the applicable Offers upon consummation of the EOPT Merger.
          SECTION 3.02. Severability.
          In case any provision in this Third Supplemental Indenture or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
          SECTION 3.03. Continuing Effect of Indenture.
          Except as expressly provided herein, all of the terms, provisions and conditions of the Indenture and the Notes shall remain in full force and effect.

          SECTION 3.04. Construction of Third Supplemental Indenture.
          This Third Supplemental Indenture is executed as and shall constitute an indenture supplemental to the Indenture and shall be construed in connection with and as part of the Indenture. THIS THIRD SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
          SECTION 3.05. Trust Indenture Act Controls.
          If any provision of this Third Supplemental Indenture limits, qualifies or conflicts with another provision of this Third Supplemental Indenture or the Indenture that is required to be included by the Trust Indenture Act of 1939, as amended, and as in force at the date as of which this Third Supplemental Indenture is executed, the provision required by said Act shall control.
          SECTION 3.06. Disclaimer.
          The recitals contained in this Third Supplemental Indenture shall be taken as the statements of the Issuer and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Third Supplemental Indenture.
          SECTION 3.07. Counterparts.
          This Third Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed, all as of the day and year first above written.

EOP OPERATING LIMITED PARTNERSHIP

By:	Equity Office Properties Trust, as General Partner

By	/s/ Stanley M. Stevens
Name: Stanley M. Stevens Title: Executive Vice President, Chief Legal Counsel and Secretary

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By	/s/ Richard Prokosch
Name: Richard Prokosch Title: Vice President